

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 6, 2006

Mr. Richard K. Reece
Senior Vice President and Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree Street, N.E., Suite 2400
Atlanta, Georgia 30309

> **RE: Form 10-K for the Fiscal Year ended August 31, 2005**
> **Form 10-Q for the Fiscal Quarter November 30, 2005**
> **File No. 1-16583**

Dear Mr. Reece:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended August 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions please show us what the revisions will look like in your response. These revisions

should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2. Where practicable, please disclose the amount of each significant change in statement of operations line items between periods and the business reasons for it. In circumstances where there is more than one business reason for a change, such as in your discussion of segment and consolidated sales and operating profit, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2005 as compared to 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Contractual Obligations, page 18

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

Critical Accounting Policies, page 25

Long-lived and intangible assets and goodwill, page 26

4. Based on the material reduction in the fair value of your trade names that would be caused by a theoretical 1 percent reduction in the assumed royalty rate and your disclosure that management makes several significant assumptions in estimating the fair value of your trade names, please disclose the estimated future net sales, the royalty rate and the discount rate used in estimating the fair value of your trade names.

Financial Statements

Consolidated Statements of Operations, page 34

5. You disclose stock compensation expense in a separate line item on your statements of operations. Stock compensation expenses related to share-based payments should be presented in the same line or lines as cash compensation paid to the same employees. Please reclassify stock compensation expenses to cost of products sold and/or selling, distribution and administrative expenses. You may consider disclosing the expense related to share-based arrangements in a

parenthetical note to the appropriate income statement line items or in a footnote to the financial statements. Please refer to SAB Topic 14:F.

Consolidated Statement of Cash Flows, page 35

6. Please disclose any material items included in other non-cash charges and the other line item under changes in assets and liabilities separately in your statements of cash flows. Please separately classify non-cash charges related to the special charge in 2005 and non-cash expenses related to stock-based compensation under cash provided by (used for) operating activities. Please refer to SFAS 95.

Note 2 - Summary of Significant Accounting Policies, page 37

7. Please provide us with additional information to help us understand the nature of the 2003 and 2004 expense reclassifications between selling, distribution and administrative costs and cost of products sold. Please also address changes affecting the 2004 balance sheet. Please tell us whether the reclassifications were due to a change in accounting policy or the detection of an accounting error.

Accounts receivable, page 38

8. Your allowance for doubtful accounts has decreased from $8.6 million at August 31, 2003 to $7 million at August 31, 2005. Over the same period, accounts receivable increased from $302 million to $346 million. Please provide us with additional information to help us understand the reasons for the decrease in your allowance during this period.

9. Please also tell us what consideration you gave to whether the estimates inherent in your allowance for doubtful accounts represent critical accounting estimates. Please refer to SEC Releases 33-8040 and 33-8098.

Goodwill and Other Intangibles, page 39

10. Please tell us the factors that you considered in assuming a 30-year useful life for the distribution network intangible asset. Please specifically address the factors that led to your conclusion that the distribution network will generate cash flows over a 30-year useful life and that any contracts associated with the distribution network are renewable without substantial costs. Please refer to paragraph 11 and Appendix A of SFAS 142 and EITF 03-09.

11. You amortize your distribution network intangible asset under the straight-line method assuming a 30-year useful life. However, customer relationships associated with a distribution network may have a higher rate of attrition in earlier periods with the rate of attrition declining over time. In this circumstance, the

majority of cash flows derived from the distribution network will be recognized in income in the earlier periods, with reduced level of cash flows in later years. Under this scenario, an accelerated method of amortization would result in the most appropriate allocation of the cost of the intangible to the periods benefited. Please tell us why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for the distribution network intangible asset. In addition, please tell us whether you maintain records and controls to compare the actual and estimated attrition for each material customer group within the distribution network throughout its economic life, and whether you revise accounting estimates on a timely basis when adverse trends develop. Please refer to paragraphs 12-14 of SFAS 142.

Note 6 – Commitments and Contingencies, page 54

Litigation, page 54

12. Please note that if it is at least reasonably possible that additional losses may have been incurred in excess of amounts accrued for pending and threatened litigation, including environmental matters, you should disclose your estimate the additional possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraph 10 of SFAS 5.

13. Please revise your disclosure to clarify whether you believe the resolution of pending and threatened legal proceedings will have a material adverse effect on your cash flows.

Environmental Matters, page 55

14. In addition to the disclosures required by SFAS 5, please provide the disclosures required by SAB Topic 5:Y, including circumstances affecting the reliability and precision of loss estimates, the extent to which unasserted claims are reflected in the accrual or may affect the magnitude of the contingency, material components of the accruals and significant assumptions underlying estimates, and the time frame over which the accrued amounts may be paid out.

15. Please also tell us the amount of the accrual for environmental matters by site. If accrued environmental remediation costs are material, please tell us what consideration you gave to disclosing the amount of the accrual. Please refer to paragraph 161 of SOP 96-1.

Product Warranty, page 56

16. Please tell us if you have provided a reserve for the $4.8 million receivable due from the supplier involved in the current-capacitor recall. Please also tell us when

you expect to collect this receivable and where you have classified the receivable from this supplier in each balance sheet presented. Please also provide us with additional information to help us understand the appropriateness of the initial recognition of this receivable.

17. You disclose that you intend to recover the cost associated with the cord-related recall from the responsible supplier, but that there can be no assurance that you will be able to recover any portion of your costs due to the financial condition of the supplier. Please tell us if you have recorded a receivable from this supplier and, if so, the amount of the receivable and any related reserve.

18. You accrued $5.7 million for estimated product recall expenses in 2004. Please provide us with additional information to help us understand why no additional accrual was recorded related to the March 2005 expansion of the HID light recall.

19. You disclosed product warranty liabilities of approximately $10 million at August 31, 2005. Please tell us how much of the product warranty liability relates to the current-capacitor recall, how much relates to the cord-related product recall, how much relates to matters pending before the CPSC, how much relates to legal fees and how much relates to other potential product warranty claims. For the current-capacitor recall, the cord-related recall and the matters pending before the CPSC please disclose the amount of loss accrued and the range of the potential loss in accordance with SFAS 5.

Certifications - Exhibits 31.1 and 31.2

20. Please revise your certifications to conform to the exact language of Item 601(b)(31) of Regulation S-K by changing your references to the "annual report" to refer to the "report." Please note that this comment also applies to your quarterly filings on Form 10-Q.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief